UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September, 2022

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Grupo Supervielle S.A. – Relevant Fact – Own Share Repurchase Report.

Autonomous City of Buenos Aires, September 30, 2022

Messrs.

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

PRESENT

Ref.: s/ Own Share Repurchase Report. Relevant Fact.

To whom it may concern,

It is hereby informed, on behalf of Grupo Supervielle S.A. (the “Company”), in compliance with provisions of Article 64 et seq. of Law 26,831 and regulations of the National Securities Commission (“CNV”).

In this sense, it is hereby informed that within the framework of the Acquisition of Own Shares Program that was communicated by this means on July 21, and subsequent modification of point 5 of the terms and conditions reported on September 14, 2022; on September 30, 2022, the Company has proceeded to repurchase Class B common shares which were traded through BYMA and ADRs which were traded through NYSE as detailed below:

Market	Trade Date	Settlement date	Price	Quantity	Class B Shares equivalent:	Amount
BYMA	09/30/2022	10/04/2022	AR$107.114433	35,804 Class B Shares	-	AR$ 3,835,125.15
NYSE	09/30/2022	10/04/2022	US$1.752700	28,020 ADRs	140,100 Class B shares	US$ 49,110.65

Yours faithfully,

_______________________

Ana Bartesaghi

Deputy Head of Market Relations

Grupo Supervielle S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: September 30, 2022	By	/s/ Mariano Biglia
		Name	: Mariano Biglia
		Title:	Chief Financial Officer